

Mail Stop 3628

July 14, 2008

Via Facsimile and U.S. Mail
R. Martin Kelly
Magic Hat Brewing Company
431 Pine Street, Suite G-14
Burlington, VT 05401

> **Re:**   **Pyramid Breweries Inc.**
> **Schedule TO-T filed by Independent Brewers et al.**
> **Filed July 2, 2008**
> **File No. 005-52153**

Dear Mr. Kelly:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that all defined terms used in this letter have the same meaning as in the Offer to Amend.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Offer to Purchase

1. Please provide us with your analysis as to whether the offer constitutes the first step in a Rule 13e-3 transaction. In this regard, please provide further information regarding the relationships, both before and after the offer, between the bidders, the company, and Messrs. Kurt Dammeier and George Hancock, the beneficial owners of 29% of the shares of Pyramid who have agreed to tender their shares in the offer. We also note that Robert Kelly, Magic Hat's CEO, formerly served as Pyramid's CEO. Please address whether any of these persons and/or members of current management are affiliates engaged in a Rule 13e-3 transaction. For guidance on this topic, refer to Section II.D.3. of the Current Issues and Rulemaking Projects Outline.

2. If the bidders are relying on the exception in Rule 13e-3(g)(1) for the second step transaction after the tender offer, then please address how the bidders will be satisfying the requirement that the consideration offered to unaffiliated security holders after this offer be at least equal to the highest consideration offered during the tender offer. In this regard, we note that page 3 states you reserve the right at any time to purchase shares in the open market, through privately negotiated sales or otherwise at any time you may determine, whether at a higher or lower price than that paid in the offer. In addition, please revise to clarify how you are complying with Rule 14e-5 which prohibits purchases of any subject securities except as part of the tender offer.

3. We note the discussion on page 2 and 35 of the bidders' right to waive conditions. In this regard, it appears that the waiver of the minimum condition would constitute a material change requiring that at least five business days remain in the offer after such waiver. Please provide us with the bidders' views on this issue and whether or not waiver of the remaining conditions will constitute a material change.

What is the top-up option and when could it be exercised?, page 7

4. We noticed that the top-up option has been designed so that it is subject to "customary conditions." Please explain to us why the exercise of this option would be consistent with Rule 14e-5. In preparing your response, please specifically address Rule 14e-5(b)(7)(ii).

Terms of the Offer, page 10

5. We note that in the third paragraph you reserve the right "at any time or from time to time" to delay payment and waive conditions. Please describe in what context you would delay payment, such as for example, if you extend the offer. Further, describing the conditions as a continuing right that may be waived at any time suggests that conditions to the offer may be waived after expiration of the offer. Please revise, here and under "Conditions of the Offer," to clarify that all conditions of the offer, other than those dependent upon the receipt of necessary government approvals must be satisfied or waived before the expiration of the offer.

Acceptance for Payment and Payment of Shares, page 11

6. We note from page 12 that the offeror reserves the right to assign to its subsidiaries or affiliates the right to purchase all or a portion of the tendered shares. Please confirm to us that, to the extent you do so, you will revise your Schedule TO-T to include as bidders the persons or entities to whom such rights are assigned.

Determination of Validity, page 15

7. Explain to us the purpose of the language that the offeror's interpretation of the terms and conditions of the Offer will be final and binding. Please disclose that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose that security holders may challenge your determinations.

Conditions to the Offer

8. Please explain to us why, if true, that the offer condition which pertains to PMID's representations and warranties is not a condition subsequent. Please explain to us, with a view toward revised disclosure, the exact time at which determinations will be made with respect to PMID's representations and warranties.

Closing Comments

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filing and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company (and all additional filing persons) acknowledging that:

- the company (or filing person) is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company (or filing person) may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

R. Martin Kelly
Pyramid Breweries Inc.
July 14, 2008
Page 4

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filings or in response to our comments on your filings.

        Please direct any questions to me at (202) 551-3411 or, in my absence, to
Nicholas Panos, Senior Special Counsel, at (202) 551-3266. You may also contact me
via facsimile at (202) 772-9203. Please send all correspondence to us at the following
ZIP code: 20549-3628.

                                        Sincerely,

                                        Peggy Kim
                                        Attorney-Adviser
                                        Office of Mergers & Acquisitions

cc: James Abbott, Esq.
        Robert Lustrin, Esq.
        Seward & Kissel LLP